Exhibit 99.2

Execution Version

LIMITED WAIVER

This LIMITED WAIVER is dated as of February 27, 2024, by and among Electra Battery Materials Corporation (the “Company”), the undersigned Holders, and GLAS Trust Company, LLC, as Trustee for the Holders. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Indenture, dated as of February 13, 2023 (the “Indenture”), between the Company, the Guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee.

WHEREAS, the Company has issued US$51,000,000 aggregate principal amount of Notes, the terms of which are governed by the Indenture;

WHEREAS, pursuant to Section 6.01(a) of the Indenture, an Event of Default has occurred under the Indenture as a result of the Company’s failure to pay interest on the Notes in the manner contemplated by the Indenture when due and payable on August 15, 2023 (such date, the “First Interest Payment Date” and such interest payment, the “First Interest Payment”) and failure to cure such failure to pay within the stated time period (the “First Interest Payment Default”);

WHEREAS, a Default has occurred under the Indenture as a result of the Company’s failure to pay interest on the Notes in the manner contemplated by the Indenture when due and payable on February 15, 2024 (such date, the “Second Interest Payment Date,” such interest payment, the “Second Interest Payment” and such Default, the “Second Interest Payment Default”);

WHEREAS, pursuant to Section 6.01(r) of the Indenture, an Event of Default has occurred under the Indenture as a result of the Company failing to have a registration statement providing for the resale of any and all Common Stock deliverable pursuant to the terms of the Indenture and the Warrant Indenture declared effective under the Securities Act at any time on or after May 14, 2023, being the 90th day following February 13, 2023 (the “Registration Default”);

WHEREAS, the First Interest Payment Default and the Registration Default have previously been temporarily waived by the Holders, including as part of those several Limited Waivers, dated as of November 14, 2023 (each, a “November 2023 Limited Wavier”), by and among the Company, each of the Holders, and the Trustee;

WHEREAS, certain of the November 2023 Limited Waivers also included agreements between the Company and certain of the Holders regarding the future payment of the First Interest Payment to such Holders;

WHEREAS, pursuant to Section 6.09 of the Indenture, the Holders of at least a majority in aggregate principal amount of Notes outstanding (determined in accordance with Section 8.04 of the Indenture) may, on behalf of the Holders of all of the Notes, waive any past Default or Event of Default under the Indenture and its consequences except, among others, a default in the payment of accrued and unpaid interest on the Notes when due that has not been cured pursuant to the provisions of Section 6.01 of the Indenture cannot be waived without the consent of each Holder of an outstanding Note affected;

WHEREAS, further pursuant to Section 6.09 of the Indenture, upon any such waiver of a Default or Event of Default, the Company, the Trustee and the Holders shall be restored to their former positions and rights under the Indenture, and said Default or Event of Default shall for all purposes of the Notes and the Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon; and

WHEREAS, the Company has requested the consent of the Holders to a waiver of the First Interest Payment Default, the Second Interest Payment Default and the Registration Default, each on the terms and conditions set forth in this Limited Waiver.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties hereto, intending to be legally bound, agree as follows:

1.            Representations and Warranties. The Company, on behalf of itself and each Guarantor, hereby represents and warrants that after giving effect to this Limited Waiver, all representations and warranties contained in the Transaction Documents are true and correct, in all material respects, on and as of the date hereof, except (a) to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and (b) in the case of any representation and warranty qualified by materiality, they shall be true and correct in all respects.

2.            Limited Waiver.

(a)            Subject to the terms of, and to compliance with, this Section 2, Section 3 and Section 4 of this Limited Waiver, the undersigned Holders hereby:

(i)             temporarily waive the First Interest Payment Default, and (except as otherwise set forth in this Limited Waiver) their rights and remedies under the Indenture with respect to the First Interest Payment Default, until the applicable New First Interest Payment Date (as defined below), and unless and until the applicable New First Interest Payment Date, the First Interest Payment Default shall not be considered a Default or an Event of Default under the Indenture;

(ii)            temporarily waive the Second Interest Payment Default and any Event of Default resulting from the Second Interest Payment Default, and (except as otherwise set forth in this Limited Waiver) their rights and remedies under the Indenture with respect to the Second Interest Payment Default and any Event of Default resulting from the Second Interest Payment Default, in each case until the Deferred Interest Payment Date (as defined below), and unless and until the Deferred Interest Payment Date, the Second Interest Payment Default shall not be considered a Default or result in an Event of Default under the Indenture;

(iii)           temporarily waive the Registration Default and their rights and remedies with respect to the Registration Default under the Indenture, such that the Registration Default shall not be considered a Default or an Event of Default under the Indenture.

To avoid doubt, to the extent stated in or to the extent that, at any time, the Company fails to comply in any manner with this Section 2, Section 3 or Section 4 of this Limited Waiver, (v) the temporary waivers provided by this Section 2(a) shall immediately terminate, (w) the First Interest Payment Default shall constitute an immediate Event of Default under the Indenture retroactive to the First Interest Payment Date, (x) the Second Interest Payment Default shall constitute an immediate Event of Default under the Indenture retroactive to the Second Interest Payment Date, (y) the Registration Default shall constitute an immediate Event of Default under the Indenture retroactive to May 14, 2023, and (z) this Section 2 (other than Section 2(b), Section 2(c), Section 2(d) and Section 2(e) of this Limited Waiver) shall automatically terminate and be of no further force and effect. If the Company fully complies with the requirements of this Section 2, Section 3 and Section 4 of this Limited Waiver, including without limitation the making of the payments when and as required under Section 2(c) and Section 2(d) of this Limited Waiver, then the temporary waivers provided in Section 2(a) of this Limited Waiver shall become permanent.

(b)            The Company’s obligations set forth in Section 2(b) of the November 2023 Limited Waivers with each of the undersigned Holders (other than the November 2023 Limited Wavier with Nineteen77 Global Multi Strategy Alpha Master Limited) is hereby amended and restated in its entirety with the Company’s obligations set forth in Section 2(c) of this Limited Waiver.

(c)            The Company shall pay the remaining unpaid portions of the First Interest Payment in the following manner:

(i)            The Company shall pay that portion of the First Interest Payment that is listed on Exhibit A to this Limited Waiver as “Deferred” (the “Deferred First Interest Amount”) by paying such amount to the applicable Holder in cash on the earlier of (x) August 15, 2024 and (y) the first date after the date of this Limited Waiver when any Event of Default has occurred (the earlier of such dates, the “Deferred Interest Payment Date”). Notwithstanding anything in the Indenture to the contrary (including, without limitation, Section 2.01 of the Indenture), from and including the date of this Limited Waiver, the Deferred First Interest Amount shall (x) be treated as an additional principal amount of Notes issued for all purposes under the Indenture (including, without limitation, the ability to convert into shares of Common Stock on the terms provided in the Indenture), provided that the date of this Limited Waiver shall be treated as the date of original issuance of such Deferred First Interest Amount, and (y) accrue interest per annum at the then-applicable interest rate borne by the Notes from, and including, the date of this Limited Waiver, and all such interest thereon shall be paid on the Deferred Interest Payment Date.

(ii)            The Company shall pay that portion of the First Interest Payment that is listed on Exhibit A to this Limited Waiver as “Paid in Stock” (the “Stock First Interest Amount”) by issuing to the applicable Holder a number of shares of Common Stock having a value equal to the Stock First Interest Amount. The Company shall issue and deliver such shares of Common Stock on the latest of the following (the latest of such dates, the “Stock Interest Payment Date” and each of the Stock Interest Payment Date and the Deferred Interest Payment Date, a “New First Interest Payment Date”): (x) the seventh Trading Day after the Disclosure Date (as defined below) and (y) the sixth Trading Day after the TSX-V Approval Announcement Date (as defined below). The Company shall use its reasonable best efforts to obtain the approval of the TSX Venture Exchange for the issuance of shares of Common Stock in satisfaction of the Stock First Interest Amount as contemplated by this Section 2(c)(ii) (such approval, the “TSX-V Approval”) as promptly as practicable following the date of this Limited Waiver. The Company shall issue a press release and file publicly on SEDAR and EDGAR a report announcing the receipt of the TSX-V Approval no later 9:00 a.m., New York time, on the first (1st) Business Day after the receipt of the TSX-V Approval (such date and time, the “TSX-V Approval Announcement Date”). The value of each share of Common Stock delivered in satisfaction of the Stock First Interest Amount will be equal to the greater of (x) CAD 0.30 and (y) 95% of the simple average of the Daily VWAP for each of the five consecutive Trading Days ending on, and including, the Trading Day immediately before the Stock Interest Payment Date. Any such payment in shares of Common Stock shall be subject to limitation as a result of the Beneficial Ownership Limitations specified in Section 14.11 of the Indenture. If such payment (or any portion thereof) would cause a Holder to exceed its Beneficial Ownership Limitation, such Holder shall notify the Company via email at tmell@electrabmc.com at least two Trading Days prior to the Stock Interest Payment Date, which notice shall specify the number of shares of Common Stock such Holder may receive without exceeding the Beneficial Ownership Limitation with respect to such Holder. In the event that any Holder notifies the Company that the Beneficial Ownership Limitation would prevent or limit any such payment to such Holder, the Company shall not deliver such shares of Common Stock to the Holder, and the Holder shall not be entitled to exercise any rights with regard to such shares of Common Stock, unless and until such Holder subsequently certifies to the Company in writing that it can accept such shares of Common Stock without exceeding the Beneficial Ownership Limitation with respect to such Holder. All certificates or other instruments representing shares of Common Stock delivered pursuant to this Section 2(c)(ii) shall be issued without any restrictive legend under Applicable Securities Legislation and the shares of Common Stock shall be unrestricted shares that are freely tradable by the undersigned Holders pursuant to applicable Canadian Securities Law and the rules of any stock exchange outside of the United States on which the shares of Common Stock are then listed. To the extent that the shares of Common Stock to be delivered in respect of such payment are not freely tradable as described above, the Company shall pay the Stock First Interest Amount in the form of cash on the Stock Interest Payment Date. To the extent that TSX Venture Exchange does not approve of the issuance of shares of Common Stock in satisfaction of the Stock First Interest Amount as contemplated by this Section 2(c)(ii), then the Stock First Interest Amount shall be added (and constitute part of) the Deferred First Interest Amount and the Company shall pay such Stock First Interest Amount at the same time and in the same manner as the remainder of the Deferred First Interest Amount. To the extent that the Stock Interest Payment Date has not occurred prior to the Deferred Interest Payment Date, the Company shall pay the Stock First Interest Amount in the form of cash on the Deferred Interest Payment Date.

(d)            The Company shall pay the Second Interest Payment (which amounts are set forth on Exhibit A to this Limited Waiver for reference) in cash on the Deferred Interest Payment Date. Notwithstanding anything in the Indenture to the contrary (including, without limitation, Section 2.01 of the Indenture), from and including the date of this Limited Waiver, the Second Interest Payment shall (x) be treated as an additional principal amount of Notes issued for all purposes under the Indenture (including, without limitation, the ability to convert into shares of Common Stock on the terms provided in the Indenture), provided that the Second Interest Payment Date shall be treated as the date of original issuance of such Second Interest Payment, and (y) accrue interest per annum at the then-applicable interest rate borne by the Notes from, and including, the date of this Limited Waiver, and all such interest thereon shall be paid on the Deferred Interest Payment Date.

(e)            The Company agrees that this Limited Waiver shall not be deemed to reset or otherwise alter the Resale Restriction Termination Date of February 13, 2024 applicable to the Notes immediately prior to the date of this Limited Waiver.

(f)            This Limited Waiver pertains strictly to the First Interest Payment Default, the Second Interest Payment Default and the Registration Default and shall not be interpreted or construed as a waiver of compliance by the Company or any other Note Party with any other provision of the Indenture. Nothing in this Limited Waiver constitutes or shall be deemed to constitute a waiver of compliance with respect to any other term, provision, remedy or condition of the Transaction Documents or prejudice any right or remedy that the Trustee, the Collateral Trustee or the Holders have or in the future may have under or in connection with the Transaction Documents, all of which otherwise remain unchanged and in full force and effect.

3.            Conditions to Effectiveness. The waivers contained in Section 2(a) of this Limited Waiver shall not be effective until each of the following conditions precedent has been fulfilled to the satisfaction of the undersigned Holders party hereto:

(a)            This Limited Waiver shall have been duly executed and delivered by the Company, the Trustee, and all the undersigned Holders of the Notes, and the Trustee and the undersigned Holders shall have received evidence thereof.

(b)            After giving effect to this Limited Waiver, no Default or Event of Default shall have occurred and be continuing.

(c)            All invoiced and outstanding fees and expenses of the Trustee (including, without limitation, fees of Sullivan & Cromwell LLP and Holland & Hart LLP, as counsel to the Trustee) and of King & Spalding LLP and Bennett Jones LLP, as counsel to the undersigned Holders, shall have been paid in full.

4.            Disclosure. On or before 9:00 a.m., New York time, on the first (1st) Business Day after the date of this Limited Waiver (such date and time, the “Disclosure Date”), the Company shall issue a press release and file publicly on SEDAR and EDGAR a report describing all the material terms of the transactions contemplated by this Limited Waiver and, in the case of the filings on SEDAR and EDGAR, attaching this Limited Waiver as an exhibit (collectively, the “Disclosure Documents”). From and after the public release and the filing, as applicable, of the Disclosure Documents, the Company shall have disclosed all material, non-public information (if any) provided to any of the undersigned Holders by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Limited Waiver. In addition, effective upon the public release and the filing, as applicable, of the Disclosure Documents, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the undersigned Holders or any of its affiliates, on the other hand, relating to the transactions contemplated by this Limited Waiver shall terminate. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the undersigned Holders shall not have (unless expressly agreed to by such undersigned Holder after the date hereof in a written definitive and binding agreement executed by the Company and such undersigned Holder) any duty of confidentiality with respect to any material, non-public information regarding the Company or any of its Subsidiaries.

5.            Binding Effect. The terms and provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their heirs, representatives, successors, and assigns. Nothing contained in this Limited Waiver shall otherwise be deemed or construed to amend, supplement, modify or replace any Transaction Document or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

6.            Reaffirmation of Obligations. The Company hereby ratifies the Transaction Documents and acknowledges and reaffirms (a) that it is bound by all terms of the Transaction Documents applicable to it and (b) that it is responsible for the observance and full performance of its obligations thereunder.

7.            Transaction Document. This Limited Waiver shall constitute a Transaction Document under the terms of the Indenture.

8.            Multiple Counterparts. This Limited Waiver may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Limited Waiver delivered by facsimile, email, docusign or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Limited Waiver.

9.            Incorporation of Terms. Capitalized terms which are used herein and are not otherwise defined herein shall have the respective meanings ascribed thereto in the Indenture.

10.          Governing Law. This Limited Waiver and any claims, controversy, dispute or cause of action, whether in law or in equity, whether in contract or in tort or otherwise based upon, arising out of or relating to this Limited Waiver and the transactions contemplated hereby shall be governed by, and construed in accordance with, the laws of the state of New York (without regard to the conflicts of laws provisions thereof).

11.          Consent to Jurisdiction; Service of Process; Agreement of Jury Trial. The jurisdiction, service of process and waiver of jury trial provisions set forth in Section 19.04 of the Indenture is hereby incorporated by reference.

12.          Trustee Authorization. Each of the undersigned Holders hereby authorizes and directs the Trustee to execute and deliver this Limited Waiver on its behalf and, by its execution below, each of the undersigned Holders agrees to be bound by the terms and conditions of this Limited Waiver. In executing this Limited Waiver, the Trustee shall be entitled to all of the rights, benefits, protections, indemnities and immunities afforded to it pursuant to the Transaction Documents.

13.          Release. For value received, including without limitation, the consent by each of the undersigned Holders to the terms of this Limited Waiver, each of the Company and the Guarantors, on behalf of itself and its successors and assigns, and its current and former shareholders, members, parents, subsidiaries, divisions, affiliates, directors, officers, employees, agents, attorneys, advisors, consultants, and other representatives (collectively, the “Releasing Parties”), hereby absolutely, unconditionally, and irrevocably releases and forever discharges the undersigned Holders and their current and former shareholders, members, parents, subsidiaries, divisions, affiliates, directors, officers, employees, agents, attorneys, advisors, consultants, and other representatives (collectively, the “Released Parties”) from any and all claims (including, without limitation, all counterclaims, cross-claims, defenses, rights of set-off and recoupment), actions, causes of action, acts and omissions, controversies, demands, suits, and other liabilities of every kind or nature whatsoever, both in law and in equity, known or unknown, that any Releasing Party has or has ever had against the Released Parties prior to, through and including the date hereof, in each case, that relate to, arise out of or otherwise are in connection with (i) any or all of the Transaction Documents or transactions contemplated thereby or any actions or omissions in connection therewith or (ii) any aspect of the dealings or relationships between or among the Parties, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) of this Section 13 (collectively, the “Claims”), including, without limitation, any Claim of breach of the duty of good faith and fair dealing based on, among other things, the Released Parties’ exercise of discretion under the Transaction Documents, but excluding Claims arising out of gross negligence or willful misconduct of a Released Party; provided that nothing contained in this Section 13 shall release the Released Parties from any obligations arising under this Limited Waiver. Each of the Company and the Guarantors hereby represents and warrants, on behalf of itself and its successors, assigns and legal representatives, that it has not sold, conveyed, assigned, pledged, hypothecated, or otherwise encumbered all or any part of the Claims released in this Section 13. Each of the Company and the Guarantors hereby acknowledges and agrees, on behalf of itself and its successors, assigns and legal representatives, that the Released Parties have at all times acted in good faith with regard to the consummation and administration of the Transaction Documents. Each of the Company and the Guarantors acknowledges and agrees that, as of the date hereof, it does not have any Claims against the Released Parties, all of which each of the Company and the Guarantors, on behalf of itself and its successors, assigns and legal representatives, hereby expressly waives. Each of the Company and the Guarantors hereby confirms that the foregoing waiver and release is an informed waiver and release and is being freely given. Each of the Company and the Guarantors also agrees, on behalf of itself and its successors, assigns, and legal representatives, not to commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to collect or enforce any Claim. If the Company, any Guarantor, or any of their respective successors, assigns, or legal representatives violate the foregoing covenant, each of the Company and the Guarantors hereby agrees, on behalf of itself and its successors and assigns, to jointly and severally pay, in addition to any damages as any Released Party may sustain as a result of such violation, all reasonable attorneys’ fees and costs incurred by any Released Party as a result of such violation.

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In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Electra Battery Materials Corporation

By:	(signed) “Trent Mell”
Name: Trent Mell
Title: Chief Executive Officer

GLAS Trust Company, LLC, as Trustee

By:	(signed) “Katie Fischer”
Name: Katie Fischer
Title: Vice President

[Signature Page to Limited Waiver (February 2024)]

In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Whitebox Relative Value Partners, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Whitebox GT Fund, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Whitebox Multi-Strategy Partners, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Pandora Select Partners, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

[Signature Page to Limited Waiver (February 2024)]

In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Highbridge Tactical Credit Master Fund, L.P.

By:	Highbridge Capital Management, LLC,
as Trading Manager and not in its individual capacity

By:	(signed) “Jonathan Segal”
Name: Jonathan Segal
Title: Managing Director, Co-CIO

Highbridge Tactical Credit Institutional Fund,Ltd.

By:	Highbridge Capital Management, LLC,
as Trading Manager and not in its individual capacity

By:	(signed) “Jonathan Segal”
Name: Jonathan Segal
Title: Managing Director, Co-CIO

[Signature Page to Limited Waiver (February 2024)]

In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Nineteen77 Global Multi Strategy Alpha Master Limited

By:	(signed) “Doyle Horn”
Name: Doyle Horn
Title: Director

By:	(signed) “James DelMedico”
Name: James DelMedico
Title: Executive Director

[Signature Page to Limited Waiver (February 2024)]

Exhibit A to Limited Waiver

First Interest Payment

Holder	Deferred	Paid in Stock
Whitebox Relative Value Partners, LP	$525,872.57	$0
Whitebox GT Fund, LP	$119,516.49	$0
Whitebox Multi-Strategy Partners, LP	$717,098.96	$0
Pandora Select Partners, LP	$71,709.90	$0
Highbridge Tactical Credit Master Fund, L.P.	$319,179.34	$319,179.34
Highbridge Tactical Credit Institutional Fund, Ltd.	$81,552.43	$81,552.43
Nineteen77 Global Multi Strategy Alpha Master Limited[1]	$0	$0

Second Interest Payment

Holder	Second Interest Payment
Whitebox Relative Value Partners, LP	$420,282.50
Whitebox GT Fund, LP	$95,518.75
Whitebox Multi-Strategy Partners, LP	$573,112.50
Pandora Select Partners, LP	$57,311.25
Highbridge Tactical Credit Master Fund, L.P.	$510,182.50
Highbridge Tactical Credit Institutional Fund, Ltd.	$130,355.00
Nineteen77 Global Multi Strategy Alpha Master Limited	$471,975.00

[1]	All interest due and payable on the First Interest Payment Date have been previously paid in full by the Company pursuant to an agreement with this Holder.